UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)*
SunLink Health Systems, Inc.

(Name of Issuer)
Common Stock, without par value

(Title of Class of Securities)
86737U102

(CUSIP Number)
Jared S. Bluestein
Berggruen Holdings North America Ltd.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
(212) 380-2235

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
-with a copy to-
Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
(212) 801-9200
March 24, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Berggruen Holdings North America Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Berggruen Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Tarragona Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Nicolas Berggruen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Resurgence Health Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia, United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Philip H. Eastman, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		100 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Anne S. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Explanatory Note: This Amendment No. 6 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Berggruen Holdings North America Ltd., a British Virgin Islands (“BVI”) business company, Berggruen Holdings Ltd., a BVI business company, Tarragona Trust, a BVI trust, Nicolas Berggruen, a United States citizen, Resurgence Health Group, LLC, a Georgia limited liability company (“Resurgence”), Philip H. Eastman, III, a United States citizen, and Anne S. Thompson, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 7, 2007 and as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto filed jointly by the Reporting Persons with the SEC on December 10, 2007, January 14, 2008, January 22, 2008, February 1, 2008 and March 3, 2008, respectively (as amended, the “Statement”), with respect to the Common Stock, without par value (the “Common Stock”), of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”).
     Items 4 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.
Item 4. Purpose of Transaction.
     Item 4 of the Statement is hereby amended to add the following:
     On March 24, 2008, Resurgence submitted to the Chairman of the Special Committee of the Board a letter dated March 24, 2008, a copy of which is filed herewith as Exhibit 4 and is incorporated herein in its entirety by reference.
     The Reporting Persons intend to review their investment in the Common Stock on a continuing basis and, from time to time, may engage in further discussions with the Issuer’s senior executives and members of the Board concerning the foregoing. The Reporting Persons also intend to communicate with other shareholders of the Issuer, industry analysts and other constituents concerning the foregoing and to express their views of the Issuer, its management and the Board.
     Depending on various factors including, without limitation, the Issuer’s financial performance and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Common Stock, developments affecting the Issuer and its prospects, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future consider and take various courses of action with respect to the Issuer, its Board and its management and their investment in the Issuer, and the Reporting Persons may exercise any and all of their respective rights as shareholders of the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, encouraging the Issuer to take action to maximize shareholder value through one or more strategic transactions and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
     Except as set forth in the Statement and in this Amendment No. 6, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated November 7, 2007 (incorporated by reference to Exhibit 1 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 2	Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the Tarragona Trust, to Jared Bluestein (incorporated by reference to Exhibit 2 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 3	Limited Power of Attorney, dated August 10, 2007, given by Nicolas Berggruen to Jared Bluestein (incorporated by reference to Exhibit 3 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 4	Letter dated March 24, 2008 from Resurgence to the Chairman of the Special Committee of the Board of Directors of the Issuer.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: March 25, 2008

Berggruen Holdings North America Ltd.

By:	/s/ Jared S. Bluestein
Name: Jared S. Bluestein
Title: Director

Berggruen Holdings Ltd.

By:	/s/ Jared S. Bluestein

Name: Jared S. Bluestein
Title: Director

Tarragona Trust

By: Maitland Trustees Limited, as Trustee

By:	/s/ Jared S. Bluestein

Name: Jared S. Bluestein
Title: Authorized Signatory

*

Nicolas Berggruen

Resurgence Health Group, LLC

By:	/s/ Philip H. Eastman, III

Name: Philip H. Eastman, III
Title: Chief Executive Officer

/s/ Philip H. Eastman, III

Philip H. Eastman, III

/s/ Anne S. Thompson

Anne S. Thompson
* The undersigned, by signing his name hereto, does sign and execute this Statement pursuant to the Limited Power of Attorney executed by Nicolas Berggruen filed as Exhibit 3 to this Statement.

Dated: March 25, 2008	*By:	/s/ Jared S. Bluestein, Attorney-in-Fact
Jared S. Bluestein